DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/28/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
225,246


8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

225,246
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

225,246

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

17.46%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



This statement constitutes Amendment #10 to the Schedule 13d filed on December 26, 2007. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
PURPOSE OF TRANSACTION
The filing persons have entered into an agreement with the issuer pursuant to which Mr. Naveen Bhatia will be nominated to serve on the issuer's Board of Directors. A press release relating to the agreement was issued by the issuer on October 28, 2008.


Item 5 is amended as follows:
Item 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the 10Q filed on 8/11/08 there were 1,289,878 shares of common stock outstanding as of 6/30/08. The percentages set forth in this item were derived using such number.

Bulldog Investors, a group of investment funds, Phillip
Goldstein and Andrew Dakos beneficially own in aggregate
225,246 shares of Gyrodyne or 17.46% of the outstanding shares.

b. Power to dispose and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c. The following shares were purchased in the last 60 days:

None


d.   Beneficiaries of accounts managed by Mr. Goldstein and Mr.
Dakos are entitled to receive any dividend and sales proceeds.

e.   NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: 10/28/08

By: /s/ Phillip Goldstein
Name:     Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos